UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Columbia Pipeline Partners LP

(Name of Issuer)

CPP GP LLC

COLUMBIA PIPELINE PARTNERS LP

COLUMBIA ENERGY GROUP

COLUMBIA PIPELINE GROUP, INC.

TRANSCANADA PIPELINE USA LTD.

TRANSCANADA PIPELINES LIMITED

TRANSCANADA CORPORATION

(Names of Person(s) Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

198281107

(CUSIP Number of Class of Securities)

Russell K. Girling President and Chief Executive Officer TransCanada Corporation 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1 Telephone: (403) 920-2000	Stanley G. Chapman, III President CPP GP LLC 5151 San Felipe Street, Suite 2500 Houston, Texas 77056 Telephone: (713) 386-3701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:
Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002-6760 Telephone: (713) 758-2222	John Goodgame Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 Telephone: (713) 220-5800

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$921,280,173	$106,776

*	As of February 16, 2017, there were (1) 53,843,466 common units of Columbia Pipeline Partners LP (“CPPL”) outstanding and (2) 19,464 phantom units of CPPL outstanding that were owned by non-employee directors of CPP GP LLC, the general partner of CPPL, which phantom units became fully vested as common units immediately prior to the closing of the merger.

Total consideration of $921,280,173 was determined based upon the product of (1) 53,862,930, the aggregate number of common units and common units issuable upon settlement or vesting of outstanding phantom units proposed to be converted into the right to receive merger consideration, and (2) the per unit price of $17.10416, which is the sum of (1) $17.00 per common unit (the price per common unit negotiated in the transaction) plus (2) $0.10416, which equals to $0.00217 multiplied by the number of days from and including the first day of the quarter in which the closing occurs through and including the closing date (i.e., February 17, 2017).

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.00011590 by the total consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $108,592	Filing Party: Columbia Pipeline Partners LP

Form or registration No.: Schedule 14A	Date Filed: November 21, 2016

INTRODUCTION

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with exhibits hereto, is being filed by (1) Columbia Pipeline Partners LP, a Delaware limited partnership (“CPPL”); (2) TransCanada Corporation, a Canadian corporation (“TransCanada”); (3) TransCanada PipeLines Limited, a Canadian corporation and wholly owned subsidiary of TransCanada (“TPL”); (4) TransCanada PipeLine USA Ltd., a Nevada corporation and wholly owned subsidiary of TPL (“TransCanada USA”); (5) Columbia Pipeline Group, Inc., a Delaware corporation and wholly owned subsidiary of TransCanada USA (“CPG”); (6) Columbia Energy Group, a Delaware corporation and wholly owned subsidiary of CPG (“CEG”); and (7) CPP GP LLC, a Delaware limited liability company, the general partner of CPPL and wholly owned subsidiary of CEG and CPG (“CPP GP”) (each of (1) through (7), a “Filing Person”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 1, 2016, by and among CPPL, CPP GP, Pony Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of CPG (“Merger Sub”), and CPG (the “Merger Agreement”). Pursuant to the Merger Agreement, effective as of February 17, 2017, Merger Sub merged with and into CPPL, with CPPL surviving the merger as a wholly owned subsidiary of CPG and continuing to exist as a Delaware limited partnership (the “Merger”). In the Merger, each common unit representing limited partner interests in CPPL (each, a “CPPL Common Unit”) and issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted into the right to receive (1) $17.00 in cash without interest plus (2) $0.10416 in cash without any interest, which equals the product of (x) the number of days from and including the first day of the quarter in which the closing of the Merger occurs through and including the closing date of the Merger multiplied by (y) $0.00217 (a daily distribution rate equal to $0.1975 divided by 91) (collectively, the “Merger Consideration”). Immediately prior to the Effective Time, each outstanding CPPL phantom unit, including those held by the non-employee members of the board of directors of CPP GP (the “CPP GP Board”), received immediate and full acceleration of vesting and each CPPL phantom unit thus converted entitled its holder to receive from CPPL an amount equal to the Merger Consideration.

CPPL has filed a notice of meeting and a proxy statement (the “Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the special meeting of holders of CPPL Common Units (“CPPL Common Unitholders”), at which CPPL Common Unitholders were asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. The Proxy Statement was mailed to CPPL Common Unitholders on or about January 5, 2017. The special meeting of CPPL common unitholders was first convened on February 7, 2017 and adjourned to February 16, 2017, and at the reconvened meeting, CPPL Common Unitholders voted to approve the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amendment No. 3 to the Schedule is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that CPPL is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

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Item 15.	Additional Information

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented as follows:

On February 16, 2017, CPPL held a special meeting of CPPL Common Unitholders, which was previously convened and adjourned on February 7, 2017, in order to vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby (the “Merger Proposal”). At the special meeting, the Merger Proposal was approved by (i) a majority of the CPPL Common Units outstanding as of the close of business on January 4, 2017, the record date for the special meeting (the “Record Date”), and (ii) a majority of the CPPL Common Units outstanding as of the Record Date and held by unitholders other than CPG, CEG, CPP GP and their respective affiliates.

On February 17, 2017, CPPL filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into CPPL, with CPPL continuing as the surviving limited partnership. As a result of the Merger, CPPL became an indirect wholly owned subsidiary of CPG.

As a result of the Merger, CPPL ceased to be a publicly traded company and CPPL Common Units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

Item 16.	Exhibits

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(1)	Proxy Statement of Columbia Pipeline Partners LP (incorporated by reference to the Columbia Pipeline Partners LP Proxy Statement filed with the Securities and Exchange Commission on January 3, 2017).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Press release issued by Columbia Pipeline Partners LP dated November 1, 2016 (incorporated by reference to Exhibit 99.1 to Columbia Pipeline Partners LP’s Form 8-K, dated November 1, 2016).

(a)(4)	Letter to Columbia Pipeline Partners LP common unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Notice of Special Meeting of Columbia Pipeline Partners LP common unitholders (incorporated herein by reference to the Proxy Statement).

(a)(6)	Press Release issued by Columbia Pipeline Partners LP dated February 7, 2017 (incorporated by reference to Columbia Pipeline Partners LP’s definitive additional material filed February 7, 2017).

(a)(7)	Press Release issued by Columbia Pipeline Partners LP dated February 13, 2017 (incorporated by reference to Columbia Pipeline Partners LP’s definitive additional material filed February 13, 2017).

(a)(8)	Press Release issued by Columbia Pipeline Partners LP dated February 16, 2017 (incorporated by reference to Columbia Pipeline Partners LP’s Form 8-K, dated February 16, 2017).

(b)	None.

(c)(1)	Opinion of Jefferies LLC to the Conflicts Committee of the Board of Directors of CPP GP LLC, dated November 1, 2016 (included as Annex B to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Jefferies LLC, dated October 13, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

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Exhibit No.	Description

(c)(3)*	Presentation materials prepared by Jefferies LLC, dated October 15, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(4)*	Presentation materials prepared by Jefferies LLC, dated October 21, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(5)*	Presentation materials prepared by Jefferies LLC, dated October 26, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(6)*	Presentation materials prepared by Jefferies LLC, dated November 1, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(7)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated July 27, 2016, for the Board of Directors of TransCanada Corporation.

(c)(8)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated July 27, 2016, for the Board of Directors of TransCanada Corporation.

(c)(9)*	Presentation jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated September 7, 2016, for the Board of Directors of TransCanada Corporation.

(c)(10)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated October 27, 2016, for the Board of Directors of TransCanada Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2016, by and among Columbia Pipeline Group, Inc., Merger Sub LLC, Columbia Pipeline Partners LP and CPP GP LLC (included as Annex A to the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)(1)	Second Amended and Restated Agreement of Limited Partnership of Columbia Pipeline Partners LP, dated as of June 30, 2015 (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by Columbia Pipeline Partners LP on August 3, 2015).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

*	Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017	COLUMBIA PIPELINE PARTNERS LP

	By:	CPP GP LLC,
its general partner

	By:	/s/ Stanley G. Chapman, III
	Name:	Stanley G. Chapman, III
	Title:	President

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

Dated: February 17, 2017	CPP GP LLC

	By:	/s/ Stanley G. Chapman, III
	Name:	Stanley G. Chapman, III
	Title:	President

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

Dated: February 17, 2017	COLUMBIA ENERGY GROUP

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

Dated: February 17, 2017	COLUMBIA PIPELINE GROUP, INC.

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

[Signature Page to Transaction Statement on Schedule 13E-3]

Dated: February 17, 2017	TRANSCANADA PIPELINE USA LTD.

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Vice-President

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

Dated: February 17, 2017	TRANSCANADA PIPELINES LIMITED

	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary

	By:	/s/ Joel E. Hunter
	Name:	Joel E. Hunter
	Title:	Vice-President, Finance and Treasurer

Dated: February 17, 2017	TRANSCANADA CORPORATION

	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary

	By:	/s/ Joel E. Hunter
	Name:	Joel E. Hunter
	Title:	Vice-President, Finance and Treasurer

[Signature Page to Transaction Statement on Schedule 13E-3]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Proxy Statement of Columbia Pipeline Partners LP (incorporated by reference to the Columbia Pipeline Partners LP Proxy Statement filed with the Securities and Exchange Commission on January 3, 2017).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Press release issued by Columbia Pipeline Partners LP dated November 1, 2016 (incorporated by reference to Exhibit 99.1 to Columbia Pipeline Partners LP’s Form 8-K, dated November 1, 2016).

(a)(4)	Letter to Columbia Pipeline Partners LP common unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Notice of Special Meeting of Columbia Pipeline Partners LP common unitholders (incorporated herein by reference to the Proxy Statement).

(a)(6)	Press Release issued by Columbia Pipeline Partners LP dated February 7, 2017 (incorporated by reference to Columbia Pipeline Partners LP’s definitive additional material filed February 7, 2017).

(a)(7)	Press Release issued by Columbia Pipeline Partners LP dated February 13, 2017 (incorporated by reference to Columbia Pipeline Partners LP’s definitive additional material filed February 13, 2017).

(a)(8)	Press Release issued by Columbia Pipeline Partners LP dated February 16, 2017 (incorporated by reference to Columbia Pipeline Partners LP’s Form 8-K, dated February 16, 2017).

(b)	None.

(c)(1)	Opinion of Jefferies LLC to the Conflicts Committee of the Board of Directors of CPP GP LLC, dated November 1, 2016 (included as Annex B to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Jefferies LLC, dated October 13, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(3)*	Presentation materials prepared by Jefferies LLC, dated October 15, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(4)*	Presentation materials prepared by Jefferies LLC, dated October 21, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(5)*	Presentation materials prepared by Jefferies LLC, dated October 26, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(6)*	Presentation materials prepared by Jefferies LLC, dated November 1, 2016, for the Conflicts Committee of the Board of Directors of CPP GP LLC.

(c)(7)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated July 27, 2016, for the Board of Directors of TransCanada Corporation.

(c)(8)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated July 27, 2016, for the Board of Directors of TransCanada Corporation.

(c)(9)*	Presentation jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated September 7, 2016, for the Board of Directors of TransCanada Corporation.

(c)(10)*	Presentation materials jointly prepared by Morgan Stanley Canada Limited and TransCanada’s management, dated October 27, 2016, for the Board of Directors of TransCanada Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2016, by and among Columbia Pipeline Group, Inc., Merger Sub LLC, Columbia Pipeline Partners LP and CPP GP LLC (included as Annex A to the Proxy Statement filed herewith as Exhibit (a)(1)).

Exhibit No.	Description

(f)(1)	Second Amended and Restated Agreement of Limited Partnership of Columbia Pipeline Partners LP, dated as of June 30, 2015 (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by Columbia Pipeline Partners LP on August 3, 2015).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

*	Previously filed.